                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                                 MICROMET, INC.
                                (Name of Issuer)

                   COMMON STOCK, PAR VALUE, $0.00004 PER SHARE
                         (Title of Class of Securities)

                                    13738Y107
                                 (CUSIP Number)

                                 Kristin Bailey
                              c/o Forward Ventures
                             9393 Towne Centre Drive
                                    Suite 200
                               San Diego, CA 92121
                                Tel 858.677.6077
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                   May 5, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Forward Ventures IV, L.P.
        I.R.S. Identification No. 33-0910769

--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                     (a) [ ]
                                                                     (b) [ ]

--------------------------------------------------------------------------------

  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

        WC
--------------------------------------------------------------------------------

  5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------

  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

--------------------------------------------------------------------------------
                             7     SOLE VOTING POWER

                                   0 shares
       NUMBER OF
         SHARES           ------------------------------------------------------
      BENEFICIALLY           8     SHARED VOTING POWER
        OWNED BY
          EACH                     495,511 shares
       REPORTING
         PERSON           ------------------------------------------------------
          WITH               9     SOLE DISPOSITIVE POWER

                                   0 shares

                          ------------------------------------------------------
                            10     SHARED DISPOSITIVE POWER

                                   495,511 shares

--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          495,511 shares

--------------------------------------------------------------------------------
    12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)  [ ]

--------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          1.6%

--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Forward Ventures IV B, L.P.
          I.R.S. Identification No. 33-0910769

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                    (a) [ ]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS (SEE INSTRUCTIONS)

          WC

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

--------------------------------------------------------------------------------
                               7        SOLE VOTING POWER

                                        0 shares
         NUMBER OF
           SHARES              -------------------------------------------------
        BENEFICIALLY           8        SHARED VOTING POWER
          OWNED BY
           EACH                         495,511 shares
         REPORTING
          PERSON
           WITH
                               -------------------------------------------------
                               9        SOLE DISPOSITIVE POWER

                                        0 shares

                               -------------------------------------------------
                               10       SHARED DISPOSITIVE POWER

                                        495,511 shares

--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          495,511 shares

--------------------------------------------------------------------------------

   12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          1.6%

--------------------------------------------------------------------------------

   14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          PN

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Forward IV Associates, LLC
          I.R.S. Identification No. 33-0910769

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                   (a) [ ]
                                                                   (b) [ ]

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS (SEE INSTRUCTIONS)

          AF

--------------------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

--------------------------------------------------------------------------------

                           7         SOLE VOTING POWER

          NUMBER OF                    0 shares
           SHARES         ------------------------------------------------------
        BENEFICIALLY
          OWNED BY
            EACH           8         SHARED VOTING POWER
          REPORTING
           PERSON                    495,511 shares
            WITH
                          ------------------------------------------------------
                           9         SOLE DISPOSITIVE POWER

                                     0 shares

                          ------------------------------------------------------
                           10        SHARED DISPOSITIVE POWER

                                     495,511 shares

                          ------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          495,511 shares

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS) [ ]

--------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          1.6%

--------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          PN

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Standish M. Fleming

--------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                   (a) [ ]
                                                                   (b) [ ]

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS (SEE INSTRUCTIONS)

          AF

--------------------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.

--------------------------------------------------------------------------------
                            7        SOLE VOTING POWER

                                     0 shares
        NUMBER OF
          SHARES          ------------------------------------------------------
       BENEFICIALLY         8        SHARED VOTING POWER
         OWNED BY
           EACH                      495,511 shares
        REPORTING
          PERSON          ------------------------------------------------------
                            9        SOLE DISPOSITIVE POWER

          WITH                       0 shares

                          ------------------------------------------------------
                            10       SHARED DISPOSITIVE POWER

                                     495,511 shares

--------------------------------------------------------------------------------
11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  495,511 shares

--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

--------------------------------------------------------------------------------

13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                  1.6%

--------------------------------------------------------------------------------
14                TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                  IN

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Ivor Royston, M.D.

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                               (a) [ ]
                                                               (b) [ ]

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS (SEE INSTRUCTIONS)

          AF

--------------------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
           2(d) OR 2(e)

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.

--------------------------------------------------------------------------------
                           7         SOLE VOTING POWER

                                     3,333 shares
        NUMBER OF
         SHARES           ------------------------------------------------------
      BENEFICIALLY         8         SHARED VOTING POWER
        OWNED BY
          EACH                       498,543 shares
        REPORTING
         PERSON           ------------------------------------------------------
          WITH             9         SOLE DISPOSITIVE POWER

                                     3,333 shares

                          ------------------------------------------------------
                           10        SHARED DISPOSITIVE POWER

                                     498,543 shares

--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             501,876 shares

--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

             1.6%

--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

             IN

--------------------------------------------------------------------------------

ITEM 1.   SECURITY AND ISSUER

      This Amendment No. 1 amends the statement on Schedule 13D filed with the Securities and Exchange Commission on February 10, 2004 with respect to CancerVax Corporation ("CancerVax"), and relates to shares of common stock, $0.00004 par value per share (the "Common Stock"), of Micromet, Inc. (the "Company"). The address of the principal executive offices of the Company is 2110 Rutherford Road Carlsbad, CA 92008.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby amended as follows:

      As of February 12, 2007, Forward Ventures IV, L.P. ("IV, L.P.") is the beneficial and record owner of 456,743 shares of Common Stock of the Company, and Forward Ventures IV B, L.P. ("IV B, L.P.") is the beneficial and record owner of 38,769 shares of Common Stock of the Company (such 495,511 shares of Common Stock to be referred to collectively as the "Record Shares"). By virtue of their relationship as affiliated entities with overlapping general partners, IV, L.P. and IV B, L.P. may each be deemed to beneficially own all of the Record Shares. By virtue of the affiliate relationship among IV, L.P., IV B, L.P. and Forward IV Associates, LLC ("Associates LLC"), Associates LLC may be deemed to beneficially own all of the Record Shares. In their capacities as individual managing members of Associates LLC, each of Standish Fleming and Ivor Royston, M.D. may be deemed to beneficially own all of the Record Shares. Ivor Royston, M.D. is the beneficial and record owner of options to purchase 3,333 shares of Common Stock, all of which are vested. Colette Royston, the wife of Ivor Royston, M.D., is the beneficial and record owner of 3,032 shares of Common Stock of the Company. Ivor Royston, M.D. shares with his wife the power to vote or to direct the vote and the power to dispose or to direct the disposition of these shares, and may be deemed to beneficially own the shares of Common Stock of the Company owned beneficially by Colette Royston.

Each of the Reporting Persons expressly disclaims beneficial ownership, except to the extent of its pecuniary interest therein, if any, of any shares of Common Stock of the Company except in the case of IV, L.P. for the 456,742 shares of Common Stock it holds of record, in the case of IV B, L.P. for the 38,769 shares of Common Stock it holds of record and in the case of Ivor Royston, M.D. for the options to purchase 3,333 shares of Common Stock he holds of record.

      (a) Percent of Class: Each Reporting Person 1.6%. The foregoing percentage is calculated based upon the 31,413,032 shares of Common Stock reported to be outstanding in the Quarterly Report on Form 10-Q of the Company for the quarter ended September 30, 2006.

      (b)   Number of shares as to which such person has:

            (i)   sole power to vote or to direct the vote:

                  0 shares for each Reporting Person except for Ivor Royston,
M.D.: 3,333 shares for Ivor Royston, M.D.

            (ii)  shared power to vote or to direct the vote:

                  495,511 shares for each Reporting Person other than Ivor Royston, M.D.: 498,543 shares for Ivor Royston, M.D.

            (iii) sole power to dispose or direct the disposition of:

                  0 shares for each Reporting Person except for Ivor Royston,
M.D.: 3,333 shares for Ivor Royston, M.D.

            (iv)  shared power to dispose or direct the disposition of:

                  495,511 shares for each Reporting Person other than Ivor Royston, M.D.: 498,543 shares for Ivor Royston, M.D.

      (c) None of the Reporting Persons has effected any transaction in the Common Stock of the Company in during the past sixty days.

      (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of the shares beneficially owned by any of the Reporting Persons, other than Colette Royston who has the right to receive and the power to direct the receipt of dividends from, or any proceeds from the sale of the 3,032 shares of Common Stock she owns.

      (e) On May 5, 2006, CancerVax completed a merger with Micromet AG, a privately-held German company. In connection with the merger, CancerVax issued to Micromet AG stockholders an aggregate of 19,761,688 shares of CancerVax common stock, such that as of the closing former CancerVax stockholders owned approximately 32.5% of the combined company on a fully-diluted basis. CancerVax was subsequently renamed "Micromet, Inc." Also on May 5, 2006 in connection with the merger, CancerVax effected a 1-for-3 reverse stock split of its common stock

      As a result of the issuance of shares of CancerVax common stock to Micromet AG stockholders and the 1-for-3 reverse stock split, the beneficial ownership of the Reporting Persons of outstanding shares of Common Stock of the Company has fallen below 5% and therefore none of the Reporting Persons have any further filing obligations with respect to the Common Stock of the Company.

                                    SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 13, 2007

FORWARD VENTURES IV, L.P.

By: Forward IV Associates, LLC

     By: /s/ Standish M. Fleming
         -------------------------------------
         Standish M. Fleming
         Managing Member

FORWARD VENTURES IV B, L.P.

By:  Forward IV Associates, LLC

     By: /s/ Standish M. Fleming
         -------------------------------------
         Standish M. Fleming
         Managing Member

FORWARD IV ASSOCIATES  LLC

     By: /s/ Standish M. Fleming
          -------------------------------------
         Standish M. Fleming
         Managing Member

/s/ Standish M. Fleming
-------------------------------------
Standish M. Fleming

/s/ Ivor Royston, M.D.
-------------------------------------
Ivor Royston, M.D.

                                                                       Exhibit 1

                             JOINT FILING AGREEMENT

      Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of common stock of Micromet, Inc.

Date: February 13, 2007

FORWARD VENTURES IV, L.P.

By: Forward IV Associates, LLC

       By: /s/ Standish M. Fleming
           -------------------------------------
           Standish M. Fleming
           Managing Member

FORWARD VENTURES IV B, L.P.

By:  Forward IV Associates, LLC

       By: /s/ Standish M. Fleming
           -------------------------------------
           Standish M. Fleming
           Managing Member

FORWARD IV ASSOCIATES  LLC

       By: /s/ Standish M. Fleming
           -------------------------------------
           Standish M. Fleming
           Managing Member

/s/ Standish M. Fleming
-------------------------------------
Standish M. Fleming

/s/ Ivor Royston, M.D.
-------------------------------------
Ivor Royston, M.D.